UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Rigetti Computing, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

76655K 103

(CUSIP Number)

Chad Rigetti

c/o Rigetti Computing, Inc.

775 Heinz Avenue

Berkeley, CA 94710

(510) 210-5550

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 30, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 76655K 103

1.	Names of Reporting Persons. Chad Rigetti
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 8,139,269(1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 8,139,269(1)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,139,269(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.5%(2)
14.	Type of Reporting Person (See Instructions) IN

(1)	Includes (i) 603,398 shares issuable upon vesting of restricted stock units (“RSUs”) and (ii) 2,615,128 shares issuable upon exercise of options which are exercisable or vest, in each case, within 60 days of August 31, 2022.
(2)	This percentage is calculated based upon 121,328,704 shares of common stock outstanding as of August 31, 2022.

INTRODUCTION

This Amendment No. 2 to Schedule 13D (“Amendment No. 2”) is being filed as an amendment to the statement on Schedule 13D relating to common stock, par value $0.0001 per share (the “Common Stock”) of Rigetti Computing, Inc., a Delaware corporation (the “Issuer”), as filed with the Securities and Exchange Commission (the “SEC”) on March 14, 2022, as amended on August 20, 2022 (the “Prior Schedule 13D”). All capitalized terms not otherwise defined herein shall have the meanings ascribed to the terms in the Prior Schedule 13D. The Prior Schedule 13D is hereby amended and supplemented as follows and, except as expressly amended below, the Prior Schedule 13D remains in full force and effect.

Item 4.	Purpose of the Transaction

Item 4 of the Prior Schedule 13D is hereby amended and restated in its entirety as follows:

The Reporting Person has acquired, and holds, the shares of Common Stock in connection with his position as Chief Executive Officer of the Issuer. From time to time, the Reporting Person may acquire beneficial ownership of additional shares of Issuer Common Stock as compensation, by purchase or otherwise, including (a) pursuant to the vesting or exercise of outstanding stock options or restricted stock units currently owned by the Reporting Person or (b) upon receipt from the Issuer of future compensatory equity incentive awards for which the Reporting Person qualifies, including, but not limited to, awards of Issuer Common Stock, options to purchase shares of Issuer Common Stock, and restricted stock units for Issuer Common Stock. In addition, from time to time, the Reporting Person may determine to dispose of all or a portion of the shares of Issuer Common Stock which are beneficially owned by the Reporting Person and over which the Reporting Person has investment power.

On August 30, 2022, the Reporting Person entered into a 10b5-1 plan (the “10b5-1 Plan”) in accordance with Rule 10b5-1 promulgated under the Exchange Act pursuant to which Piper Sandler & Co. (the “Broker”) has been appointed to sell up to 1,600,000 shares of Common Stock of the Issuer, subject to certain conditions and restrictions including, among others, price- and volume-based parameters. Sales pursuant to the 10b5-1 Plan are expected to commence on December 1, 2022 and would be completed by August 31, 2023. See Item 6 for further information.

The foregoing description of the 10b5-1 Plan is qualified in its entirety by reference to the full text of the 10b5-1 Plan, which is filed as an exhibit to this Amendment No. 2 and incorporated by reference herein.

Other than as described above in this Item 4 and Item 6, the Reporting Person does not have any present plans or proposals that relate to, or would result in, any actions or events specified in clauses (a) through (j) of Item 4 to Schedule 13D.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Prior Schedule 13D is hereby amended and restated in its entirety as follows:

(a)	The Reporting Person beneficially owns 8,139,269 shares of Common Stock of the Issuer, which represents 6.5% of the Issuer’s Common Stock outstanding as of August 31, 2022, based on 121,328,704 shares of Common Stock outstanding as of August 31, 2022.

(b)	The Reporting Person has sole power to vote or direct the vote, and dispose or direct the disposition, of all of the shares of Common Stock that he beneficially holds.

(c)

On June 10, 2022, the Reporting Person received awards of 3,192,144 RSUs in the aggregate and 45,000 shares of Common Stock pursuant to a stock award pursuant to the Rigetti Computing, Inc. 2022 Equity Incentive Plan (the “2022 Plan”).  As previously reported on Forms 4, on June 14, 2022, June 15, 2022 and June 16, 2022, 132,224 shares, 256,574 shares and 49,824 shares, respectively, of Common Stock of the Issuer were sold at a weighted average price of $4.43, $4.45 and $4.56 per share respectively, pursuant to nondiscretionary sell to cover transactions to satisfy tax withholding obligations in connection with the settlement of RSUs granted pursuant to the Rigetti & Co, Inc. 2013 Equity Incentive Plan, as amended (the “2013 Plan”). On August 20, 2022, the Reporting Person received an aggregate of 1,049,020 shares of Common Stock upon the settlement of RSUs granted pursuant to the 2013 Plan and the 2022 Plan. As previously reported on Forms 4, between August 22, 2022 and August 29, 2022, an aggregate of 615,550 shares of Common Stock of the Issuer were sold pursuant to nondiscretionary sell to cover transactions to satisfy tax withholding obligations in connection with the settlement of RSUs granted pursuant to the 2013 Plan and the 2022 Plan.

On August 30, 2022, the Reporting Person entered into the 10b5-1 Plan in accordance with Rule 10b5-1 promulgated under the Exchange Act pursuant to which the Broker has been appointed to sell up to 1,600,000 shares of Common Stock of the Issuer, subject to certain conditions and restrictions including, among others, price- and volume-based parameters. Sales pursuant to the 10b5-1 Plan are expected to commence on December 1, 2022 and would be completed by August 31, 2023. In accordance with Rule 10b5-1, the Reporting Person will have no discretion over the sales of his shares of Common Stock under the 10b5-1 Plan.

As of August 31, 2022, the Reporting Person beneficially owned 8,139,269 shares of Common Stock, including (i) 603,398 shares issuable upon vesting of RSUs and (ii) 2,615,128 shares issuable upon exercise of options which are exercisable or vest, in each case, within 60 days of August 31, 2022 (13,030,146 shares of Common Stock on a fully diluted basis, including (i) 4,626,393 shares issuable upon settlement of RSUs and (ii) 3,483,010 shares issuable upon exercise of options, irrespective of whether such RSUs and options are vested as of August 31, 2022 or will become vested within 60 days of August 31, 2022, excluding any future sales, and assuming no forfeitures or award expirations). If the maximum number of shares is sold pursuant to the 10b5-1 Plan, such sales would represent approximately 12.3% of the 13,030,146 shares of Common Stock on a fully diluted basis. It is anticipated that the 10b5-1 Plan should allow Mr. Rigetti to diversify a portion of his portfolio in order to assist in the payment of taxes in connection with settlement of equity awards from the Issuer and to support his long-term financial planning. The 10b5-1 Plan and the amount and percentage of Mr. Rigetti's holdings that may be sold pursuant to the 10b5-1 Plan are not inclusive of expected nondiscretionary sales to cover taxes in connection with the vesting and settlement of RSUs that are separately required by the Issuer.

The foregoing description of the 10b5-1 Plan is qualified in its entirety by reference to the full text of the 10b5-1 Plan, which is filed as an exhibit to this Amendment No. 2 and incorporated by reference herein. Except for the foregoing, the Reporting Person has not engaged in any transactions in the Common Stock in the sixty days preceding the date hereof.

(d)	To the knowledge of the Reporting Person, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Person.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Prior Schedule 13D is hereby amended and supplemented by adding the following paragraph at the end of Item 6:

10b5-1 Plan

Items 4 and 5 above summarize certain provisions of the 10b5-1 Plan and are incorporated herein by reference. A copy of the 10b5-1 Plan is attached as an exhibit to this Amendment No. 2 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

Item 7 of the Prior Schedule 13D is hereby amended and supplemented by adding the following at the end of Item 7:

E.*	10b5-1 Plan, dated August 30, 2022.

* Certain schedules to this exhibit have been omitted pursuant to Item 601(a)(5) of Regulation S-K. A copy of any omitted schedule will be furnished to the SEC upon request.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 31, 2022

/s/ Chad Rigetti
CHAD RIGETTI

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact

constitute Federal criminal violations (See 18 U.S.C. 1001)